EXHIBIT 99.2

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Financial Statements

Three and nine months ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

1

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

2

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	October 31, 2024 $	January 31, 2024 $
Assets

Current assets
Cash	18,673	37,384
Amounts receivable	7,344	39,536
Prepaids and other current assets	245,359	247,826

Total assets	271,376	324,746

Liabilities and Deficit

Current liabilities
Accounts payable and accrued liabilities	4,301,209	4,976,823
Due to related parties (Note 13)	1,119,309	1,295,199
Financial guarantee liability (Note 14(c))	382,428	550,392
Convertible debentures (Note 5)	47,847	–
Warrant liabilities (Note 8(b))	20,227	4,468

Total current liabilities	5,871,020	6,826,882

Non-current liabilities
Financial guarantee liability (Note 14(c))	–	590,870
Convertible debentures (Note 5)	714,755	245,234
Loans payable (Note 6)	94,133	82,495
Warrant liabilities (Note 8(a))	236,694	275,032

Total liabilities	6,916,602	8,020,513

Deficit
Common shares (Note 7)	79,814,623	78,459,590
Subscriptions received (Note 7(f))	34,400	–
Reserves (Note 10)	27,821,093	25,581,211
Accumulated other comprehensive income	198,403	226,391
Accumulated deficit	(117,860,331)	(115,075,713)

Deficit attributable to shareholders	(9,991,812)	(10,808,521)
Non-controlling interests	3,346,586	3,112,754

Total deficit	(6,645,226)	(7,695,767)

Total liabilities and deficit	271,376	324,746

Nature of operations and going concern (Note 1), commitments and contingencies (Note 14) and events after the reporting date (Note 19)

Approved on behalf of the Board of Directors

“Ahmad Doroudian”              Director

“Ralph Anthony Pullen”        Director

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

3

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Income (Loss) and Other Comprehensive Income (Loss)

(Expressed in Canadian dollars)

(Unaudited)

	Three Months Ended		Nine Months Ended
	October 31, 2024 $	October 31, 2023 $	October 31, 2024 $	October 31, 2023 $

Expenses
Consulting fees	206,438	113,445	1,009,482	334,423
Foreign exchange loss	34,271	157,858	147,381	140,722
General and administrative	56,848	58,151	192,727	221,491
Professional fees	37,254	44,962	448,032	399,759
Research and development	7,375	133,504	392,493	384,948
Wages, salaries and employment expenses	406,453	348,559	2,049,932	1,139,021

Total expenses	748,639	856,479	4,240,047	2,620,364

Loss from operations	(748,639)	(856,479)	(4,240,047)	(2,620,364)

Other income (expenses)
Accretion (Notes 5 and 6)	(54,632)	–	(245,894)	–
Change in financial guarantee liability (Note 14(c))	758,834	542,034	758,834	556,820
Change in unrealized gains/losses on warrant liabilities (Notes 8(a) and 8(b))	172,753	107,725	22,579	(125,990)
Gain from extinguishment/forgiveness of debts (Note 13)	–	–	112,442	–
Gain from legal claim (Note 14(d))	556,640	–	556,640	–
Interest expense	(42,185)	(7,016)	(124,817)	(14,543)
Other	–	–	–	(948)
Recovery of penalties	–	–	305,437	–

Total other income (expenses)	1,391,410	642,743	1,385,221	415,339

Net income (loss)	642,771	(213,736)	(2,854,826)	(2,205,025)

Other comprehensive income (loss)
Foreign currency translation adjustment of foreign operations	932	(28,942)	(28,188)	(27,341)

Net comprehensive income (loss)	643,703	(242,678)	(2,883,014)	(2,232,366)

Net income (loss) attributable to:
Shareholders	601,651	(195,459)	(2,784,618)	(1,586,501)
Non-controlling interests (Note 11)	41,120	(18,277)	(70,208)	(618,524)

	642,771	(213,736)	(2,854,826)	(2,205,025)

Net comprehensive income (loss) attributable to:
Shareholders	602,498	(224,337)	(2,813,009)	(1,613,474)
Non-controlling interests (Note 11)	41,205	(18,341)	(70,005)	(618,892)

	643,703	(242,678)	(2,883,014)	(2,232,366)

Net income (loss) per share, basic	0.00	(0.00)	(0.02)	(0.02)
Net income (loss) per share, diluted	0.00	(0.00)	(0.02)	(0.02)

Weighted average shares outstanding, basic	129,459,791	112,841,968	121,973,363	107,411,433
Weighted average shares outstanding, diluted	146,755,411	112,841,968	121,973,363	107,411,433

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

4

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Changes in Deficit

(Expressed in Canadian dollars)

(Unaudited)

	Common Shares		Subscriptions		Accumulated Other Comprehensive Income - Foreign Currency			Non-controlling	Total
	Shares #	Amount $	Received $	Reserves $	Translation $	Deficit $	Total $	Interests $	Deficit $

Balance – January 31, 2023	90,103,876	76,571,515	74,000	24,581,942	231,003	(112,186,681)	(10,728,221)	3,194,751	(7,533,470)
Common shares issued for cash (Notes 7(g), 7(h), 7(i), 7(j), and 13)	23,721,429	1,768,075	(74,000)	358,621	–	–	2,052,696	(72,190)	1,980,506
Subscriptions received (Notes 7(k) and 13)	–	–	200,000	–	–	–	200,000	–	200,000
Capital contribution by officers in forgiveness of liabilities (Note 13)	–	–	–	469,129	–	–	469,129	–	469,129
Share-based payments (Note 10)	–	–	–	438,795	–	–	438,795	–	438,795
Foreign currency translation adjustment of foreign operations	–	–	–	–	(26,974)	–	(26,974)	(367)	(27,341)
Net loss	–	–	–	–	–	(1,586,501)	(1,586,501)	(618,524)	(2,205,025)
Balance – October 31, 2023	113,825,305	78,339,590	200,000	25,848,487	204,029	(113,773,182)	(9,181,076)	2,503,670	(6,677,406)

Balance – January 31, 2024	115,825,302	78,459,590	–	25,581,211	226,391	(115,075,713)	(10,808,521)	3,112,754	(7,695,767)
Common shares issued for cash (Notes 7(c), 7(d) and 13)	7,050,000	705,000	–	–	–	–	705,000	–	705,000
Subscriptions received (Notes 7(f) and 11)	–	–	34,400	–	–	–	34,400	20,240	54,640
Settlement of accounts payable and due to related parties (Notes 7(a) and 13)	218,750	19,688	–	–	–	–	19,688	284,000	303,688
Equity component of convertible debentures (Note 5)	–	–	–	321,748	–	–	321,748	–	321,748
Warrants granted as issue costs for convertible debentures (Notes 5(b), 5(c) and 5(e))	–	–	–	14,606	–	–	14,606	–	14,606
Common shares issued for conversion of debentures (Notes 5(a), 5(b), 5(c), 5(e), 7(b) and 13)	6,569,041	656,904	–	–	–	–	656,904	–	656,904
Common shares returned and cancelled (Note 7(e))	(189,708)	(26,559)	–	26,559	–	–	–	–	–
Share-based payments (Note 10)	–	–	–	1,876,969	–	–	1,876,969	–	1,876,969
Foreign currency translation adjustment of foreign operations	–	–	–	–	(27,988)	–	(27,988)	(200)	(28,188)
Net loss	–	–	–	–	–	(2,784,618)	(2,784,618)	(70,208)	(2,854,826)
Balance – October 31, 2024	129,473,385	79,814,623	34,400	27,821,093	198,403	(117,860,331)	(9,991,812)	3,346,586	(6,645,226)

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

5

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Nine Months Ended
	October 31, 2024 $	October 31, 2023 $
Operating activities

Net loss	(2,854,826)	(2,205,025)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion	245,894	–
Change in financial guarantee liability	(758,834)	(556,820)
Change in unrealized gains/losses on warrant liabilities	(22,579)	125,990
Foreign exchange loss	147,381	140,722
Gain from extinguishment/forgiveness of debts	(112,442)	–
Share-based payments	1,876,969	438,795
Changes in working capital accounts:
Amounts receivable	32,224	4,359
Prepaids and other current assets	2,468	(354,855)
Accounts payable and accrued liabilities	(774,831)	(618,761)
Due to related parties	216,013	808,316
Net cash used in operating activities	(2,002,563)	(2,217,279)

Financing activities
Proceeds from issuance of units, net	705,000	2,101,543
Proceeds from subscriptions received	34,400	200,000
Proceeds from subscriptions received by MedMelior	20,240	–
Proceeds from convertible debentures, net	1,224,200	–
Net cash provided by financing activities	1,983,840	2,301,543

Effects of exchange rate changes on cash	12	47

Net change in cash	(18,711)	84,311
Cash – beginning of period	37,384	8,307
Cash – end of period	18,673	92,618

Supplemental cash flow disclosures (Note 12)

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

6

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

1.	Nature of Operations and Going Concern

BetterLife Pharma Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on June 10, 2002 whose common shares are publicly traded on the Canadian Securities Exchange under the symbol “BETR” and on the OTCQB under the symbol “BETRF”.  The Company is a biopharmaceutical company engaged in the development of patented pharmaceuticals.

These condensed consolidated interim financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

As at October 31, 2024, the Company has not earned any revenue and has an accumulated deficit of $117,860,331 (January 31, 2024 - $115,075,713).  During the three and nine months ended October 31, 2024, the Company incurred a net income of $642,771 and a net loss of $2,854,826, respectively (three and nine months ended October 31, 2023 – net loss of $213,736 and $2,205,025, respectively).  During the nine months ended October 31, 2024, the Company also incurred negative cash flows from operating activities of $2,002,563 (nine months ended October 31, 2023 - $2,217,279).  As at October 31, 2024, the Company’s current liabilities exceeded its current assets by $5,599,644 (January 31, 2024 - $6,502,136).

To date, the Company has funded operations through equity offerings and debt financings.  As the Company is pre-commercialization and has limited liquidity, it is exploring alternatives to address its limited liquidity, including potential merger or business combinations in addition to equity and debt financings.  There can be no assurances that any of the explored alternatives would be successful.

The continued operations and future viability of the Company are dependent on the ability:

•	To raise cash flows from financing activities to cover operating losses and liabilities as they come due;
•	To negotiate flexible payment terms with suppliers; and
•	To cut costs to achieve its plans.

Management intends to continue to pursue additional financing through issuances of equity or debentures.  There is no assurance that additional funding will be available on a timely basis or on terms acceptable to the Company. These events or conditions indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern and ultimately on the appropriateness of the use of accounting policies applicable to a going concern.  These condensed consolidated interim financial statements do not reflect the adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue its operations.  Such adjustments could be material.

The head office and principal address of the Company is located at 1275 West 6th Avenue, #300, Vancouver, BC, Canada, V6H 1A6.

7

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

2.	Material Accounting Policies

(a)	Basis of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee.

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, using accounting policies which are consistent with IFRS as issued by the IASB. They do not include all of the information required for full annual consolidated financial statements in compliance with IAS 1, Presentation of Financial Statements.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements for the year ended January 31, 2024 and should be read in conjunction with those audited consolidated financial statements. These condensed consolidated interim financial statements were approved by the Board of Directors and authorized for issue on December 27, 2024.

(b)	Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value and are presented in Canadian dollars.

(c)	Basis of Consolidation

Subsidiaries

The condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which the Company obtains control and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same period as the parent company, using consistent accounting policies. The Company has consolidated the assets, liabilities, revenues and expenses of its subsidiaries after the elimination of inter-company transactions and balances.

The consolidating entities include:

	% of ownership	Jurisdiction

BetterLife Pharma Inc.	Parent	Canada
MedMelior Inc.	91%	Canada
Blife Therapeutics Inc.	100%	Canada
BetterLife Pharma US Inc. (dissolved April 2024)	100%	U.S.A.
Altum Pharma (Australia) Pty Ltd.	100%(1)	Australia
Altum Pharmaceuticals (HK) Limited	100%(1)	Hong Kong

(1)   Wholly-owned subsidiaries of MedMelior Inc.

8

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

2.	Material Accounting Policies (continued)

Non-controlling interests

Non-controlling interests (“NCI”) represents the non-controlling shareholders’ portion of the net assets and net loss of MedMelior Inc. (“MedMelior”) and its wholly-owned subsidiaries. Changes to the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

	(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

For critical judgments used by management, refer to the Company’s most recent annual consolidated financial statements for the year ended January 31, 2024.

	(e)	Foreign Currency

The Company’s presentation currency is the Canadian dollar. The functional currency of the parent entity, BetterLife Pharma Inc., and its subsidiaries, MedMelior Inc. and Blife Therapeutics Inc., is the Canadian dollar. The functional currency of the U.S. subsidiary, BetterLife Pharma US Inc., is the U.S. dollar. The functional currency of the Hong Kong subsidiary, Altum Pharmaceuticals (HK) Limited, is the Hong Kong dollar. The functional currency of the Australian subsidiary, Altum Pharma (Australia) Pty Ltd., is the Australian dollar.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the financial position date. The resulting exchange gains and losses are recognized in the condensed consolidated interim statements of loss and other comprehensive loss. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value is determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of transaction.

Foreign operations

For consolidation purposes, the assets and liabilities of foreign operations are translated to the presentation currency using the exchange rate prevailing at the financial position date. The income and expenses of foreign operations are translated to the presentation currency using the average rates of exchange during the period. All resulting exchange differences are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders’ equity or deficit, described as foreign currency translation adjustment.

9

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

2.	Material Accounting Policies (continued)

(f) Comprehensive Income (Loss)

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are measured at fair value through other comprehensive income will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the condensed consolidated interim statement of financial position. Certain gains and losses on the translation of amounts between the functional and presentation currency of the Company are included in other comprehensive income or loss. Gains and losses on translation of foreign subsidiaries are initially recognized in other comprehensive income or loss. Accumulated other comprehensive income or loss on translation of foreign subsidiaries are reclassified from equity to deficit on disposal of the subsidiary.

(g) Income (Loss) Per Share

The Company presents the basic and diluted earnings or loss per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. For the three and nine months ended October 31, 2024 and 2023, basic net loss per share equals diluted net loss per share as the Company incurred net losses during these years and the Company’s share purchase options and warrants were anti-dilutive.

3.	New Accounting Pronouncements

The following new accounting standards and interpretations were adopted by the Company at February 1, 2024.

IAS 1 – Presentation of Financial Statements

IAS 1 has been amended to modify the requirements introduced by Classification of Liabilities as Current or Non-current on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. Only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months.

The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2024. The amendments did not have a material impact on the Company’s condensed consolidated interim financial statements.

4.	Intangible Assets

The Company is currently developing several drug candidates and holds a portfolio of patents related to them. The relevant intangible assets have been fully impaired in prior years and currently are recorded at carrying values of $nil.

10

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

5.	Convertible Debentures

Convertible Debentures $

Balance, January 31, 2023	–
Proceeds from issuances of convertible debentures (Note 5(a))	300,000
Transfer of conversion component to equity	(60,385)
Accretion and interest	5,619

Balance, January 31, 2024	245,234
Proceeds from issuances of convertible debentures (Notes 5(b), 5(c), 5(d), 5(e) and 13)	1,243,000
Transfer of conversion component to equity	(321,748)
Transaction costs (Notes 5(b), 5(c) and 5(e))	(33,406)
Accretion and interest	312,952
Interest payments	(26,526)
Conversion (Notes 5(a), 5(b), 5(c), 5(e), 7(b) and 13)	(656,904)
Balance, October 31, 2024	762,602
Current, October 31, 2024	47,847
Non-current, October 31, 2024	714,755
Balance, October 31, 2024	762,602

(a)

On December 31, 2023, the Company issued unsecured convertible debentures for $300,000. The debentures bear interest at 10% per annum, have maturity date of June 30, 2025 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on December 31, 2025. The effective interest rate has been determined to be 15.1% per annum.

During the nine months ended October 31, 2024, principal and accrued interest of $300,000 and $3,534, respectively, were converted into a total of 3,035,342 common shares and 3,035,342 share purchase warrants of the Company (Notes 7(b) and 13). The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants (Note 8(c)).

(b)

On February 29, 2024, the Company issued unsecured convertible debentures for $65,000. The debentures bear interest at 10% per annum, have maturity date of February 28, 2026 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on August 28, 2026. The effective interest rate has been determined to be 15.1% per annum.

Transaction costs totaling $8,955 consisted of the following: 78,000 brokers’ warrants (Note 8(c)) with fair value of $3,755 and brokers’ fee of $5,200. Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expire on February 28, 2026. The fair values of the brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants.

During the nine months ended October 31, 2024, principal of $35,000 was converted into 350,000 common shares and 350,000 share purchase warrants of the Company (Note 7(b)). The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants (Note 8(c)).

11

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

5.	Convertible Debentures (continued)

(c)

On March 28, 2024, the Company issued unsecured convertible debentures for $780,000 (Note 13). The debentures bear interest at 10% per annum, have maturity date of March 27, 2026 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on September 27, 2026. The effective interest rate has been determined to be 15.1% per annum.

Transaction costs totaling $19,906 consisted of the following: 168,000 brokers’ warrants (Note 8(c)) with fair value of $8,706 and brokers’ fee of $11,200. Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expire on March 27, 2026. The fair values of the brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants.

During the nine months ended October 31, 2024, principal and accrued interest of $295,000 and $3,370, respectively, were converted into a total of 2,983,699 common shares and 2,983,699 share purchase warrants of the Company (Notes 7(b) and 13). The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants (Note 8(c)).

(d)

On April 2, 2024, the Company issued unsecured convertible debentures for $368,000. The debentures bear interest at 10% per annum, have maturity date of April 1, 2026 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on October 1, 2026. The effective interest rate has been determined to be 15.1% per annum.

(e)

On April 30, 2024, the Company issued unsecured convertible debentures for $30,000. The debentures bear interest at 10% per annum, have maturity date of April 29, 2026 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on October 29, 2026. The effective interest rate has been determined to be 15.1% per annum.

Transaction costs totaling $4,545 consisted of the following: 36,000 brokers’ warrants (Note 8(c)) with fair value of $2,145 and brokers’ fee of $2,400. Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expire on April 29, 2026. The fair values of the brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants.

During the nine months ended October 31, 2024, principal of $20,000 was converted into 200,000 common shares and 200,000 share purchase warrants of the Company (Note 7(b)). The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants (Note 8(c)).

12

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

5.	Convertible Debentures (continued)

The convertible debentures contained no financial covenants. The liability components of the convertible debentures were determined by using discounted cash flows to measure the fair values of similar liabilities that exclude convertibility features. Accretion expense on convertible debentures for the three and nine months ended October 31, 2024 was $50,540 and $234,223, respectively (three and nine months ended October 31, 2023 - $nil and $nil, respectively). As at October 31, 2024, accrued interest of $47,847 (January 31, 2024 - $2,548) was included in convertible debentures.

6.	Loans Payable

Loans Payable $

Balance, January 31, 2023	80,000
Accretion and interest	2,495

Balance, January 31, 2024	82,495
Interest payment	(4,537)
Accretion and interest	16,175

Balance, October 31, 2024	94,133
Current, October 31, 2024	–
Non-current, October 31, 2024	94,133

Balance, October 31, 2024	94,133

In February 2021, the Company and its subsidiary, MedMelior, each entered into Canada Emergency Business Account (“CEBA”) term loan agreements for $60,000 with an initial expiry date of December 31, 2022 (amended to January 18, 2024) and interest rate of nil% per annum during this initial term. The CEBA term loan agreements also provide for an extended maturity date of December 31, 2025 (amended to December 31, 2026) and interest rate of 5% per annum during the extended term.

Accretion expense on CEBA term loans for the three and nine months ended October 31, 2024 was $4,092 and $11,671, respectively (three and nine months ended October 31, 2023 - $nil and $nil, respectively). As at October 31, 2024, accrued interest of $181 (January 31, 2024 - $214) was included in loans payable.

7.	Common Shares

Authorized: Unlimited number of common shares without par value

During the nine months ended October 31, 2024:

(a) On April 2, 2024, the Company issued 218,750 common shares with a fair value of $19,688 to a third party for settlement of accounts payable.

(b) The Company issued units pursuant to conversion of convertible debentures at conversion price of $0.10 as follows (Notes 5(a), 5(b), 5(c) and 5(e)):

13

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

7.	Common Shares (continued)

Issuance Dates of Convertible Debentures	Total Amount Converted	Converted Into
		Common Shares	Warrants

December 31, 2023	$303,534	3,035,342	3,035,342
February 29, 2024	$35,000	350,000	350,000
March 28, 2024	$298,370	2,983,699	2,983,699
April 30, 2024	$20,000	200,000	200,000

	$656,904	6,569,041	6,569,041

(c)

On June 14, 2024, the Company closed on a non-brokered private placement and issued 5,300,000 units at price of $0.10 per unit for gross proceeds of $530,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.13 and expiring on June 13, 2026. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants (Note 8(c)).

(d)

On July 2, 2024, the Company closed on a non-brokered private placement and issued 1,750,000 units at price of $0.10 per unit for gross proceeds of $175,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.13 and expiring on July 1, 2026. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants (Note 8(c)).

(e)	On October 4, 2024, 188,108 common shares were returned to the Company and cancelled.

(f)	The Company received subscription proceeds totaling $34,400.

During the nine months ended October 31, 2023:

(g)

On March 14, 2023, the Company closed on a brokered private placement and issued 15,000,000 units at price of $0.10 per unit for gross proceeds of $1,500,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.15 and expiring on March 14, 2028. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $225,000 allocated to the warrants.

Share issue costs totaling $228,972 consisted of the following: 840,000 brokers’ warrants with fair value of $39,972, brokers’ fee of $84,000 and other transaction costs of $105,000. Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expire on March 14, 2025. The fair values of the brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants.

(h)

On March 14, 2023, the Company closed on a non-brokered private placement and issued 3,571,429 units at price of US$0.07 per unit for gross proceeds of $357,143 (US$250,000). Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of US$0.11 and expiring on March 14, 2028. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $48,846 allocated to the warrants (Note 8(a)).

14

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

7.	Common Shares (continued)

(i)

On July 10, 2023, the Company closed on a non-brokered private placement and issued 2,200,000 units at price of $0.10 per unit for gross proceeds of $220,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.15 and expiring on July 9, 2028. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $44,000 allocated to warrants.

(j)

On August 31, 2023, the Company closed on a non-brokered private placement and issued 2,950,000 units at price of $0.10 per unit for gross proceeds of $295,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.10 and expiring on August 30, 2025. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $44,250 allocated to warrants.

Share issue costs totaling $12,999 consisted of the following: 114,000 brokers’ warrants with fair value of $5,399 and brokers’ fee of $7,600.  Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expiring on August 30, 2025.  The fair values of the brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants.

(k)	The Company received subscription proceeds totaling $200,000 (Note 13).

8.	Share Purchase Warrants

(a)	Warrant liabilities

At October 31, 2024, the Company has 3,571,429 share purchase warrants with exercise prices denominated in U.S. dollars. When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of the Company (Canadian dollar), the warrants are treated as financial liabilities. These warrants are therefore classified as financial liabilities with changes in fair value recognized in the condensed consolidated interim statements of loss and other comprehensive loss. The warrant liabilities are measured using Level 3 inputs within the fair value hierarchy.

The following table summarizes the continuity of liability-classified warrants:

	Number of Warrants	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (Years)	Liability Amount $
Balance, January 31, 2023	–	–	–	–
Granted (Note 7(h))	3,571,429	0.11	5.00	48,846
Change in fair value	–	–	–	176,247
Balance, January 31, 2024	3,571,429	0.11	4.12	225,093
Change in fair value	–	–	–	11,601
Balance, October 31, 2024	3,571,429	0.11	3.37	236,694

15

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

8.	Share Purchase Warrants (continued)

At October 31, 2024, the following liability-classified warrants were outstanding:

Number of Warrants	Exercise Price US$	Expiry Date
3,571,429	0.11	March 14, 2028

The fair values of warrant liabilities at October 31 and January 31, 2024 were estimated using the Black-Scholes option pricing model with the following assumptions:

	October 31, 2024	January 31, 2024
Risk free interest rates	3.03%	3.50%
Volatilities	111%	152%
Market prices of common shares	US$0.11	US$0.056
Expected dividends	nil%	nil%
Expected lives	3.37 years	4.12 years
Exercise prices	US$0.11	US$0.11

(b)	Warrant liabilities of MedMelior

At October 31, 2024, MedMelior has 221,333 share purchase warrants with exercise prices denominated in U.S. dollars (January 31, 2024 – 318,000).  When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of MedMelior (Canadian dollar), the warrants are treated as financial liabilities. These warrants are therefore classified as financial liabilities with changes in fair value recognized in the condensed consolidated interim statements of loss and other comprehensive loss. The warrant liabilities are measured using Level 3 inputs within the fair value hierarchy.

The following table summarizes the continuity of liability-classified warrants of MedMelior:

	Number of Warrants	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (Years)	Liability Amount $
Balance, January 31, 2023	96,667	1.25	1.36	20,700
Granted (Note 11)	221,333	1.25	2.00	72,190
Change in fair value	–	–	–	(38,483)
Balance, January 31, 2024	318,000	1.25	1.02	54,407
Expired	(96,667)	–	–	–
Change in fair value	–	–	–	(34,180)
Balance, October 31, 2024	221,333	1.25	0.56	20,227

16

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

8.	Share Purchase Warrants (continued)

At October 31, 2024, the following liability-classified warrants of MedMelior were outstanding:

Number of Warrants	Exercise Price US$	Expiry Date
221,333	1.25	May 23, 2025

The fair values of warrant liabilities at October 31 and January 31, 2024 were estimated using the Black-Scholes option pricing model with the following assumptions:

	October 31, 2024	January 31, 2024
Risk free interest rates	3.07%	4.71%
Volatilities	101%	101%
Market prices of common shares	US$0.63	US$0.63
Expected dividends	nil%	nil%
Expected lives	0.56 years	0.36 to 1.31 years
Exercise price	US$1.25	US$1.25

(c)	Equity-classified warrants

The following table summarizes the continuity of equity-classified share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)

Balance, January 31, 2023	30,140,643	0.52	1.21
Granted	23,104,000	0.14	4.24
Expired	(438,095)	(0.70)	–

Balance, January 31, 2024	52,806,548	0.35	1.90
Granted (Notes 5(a), 5(b), 5(c), 5(e), 7(b), 7(c), 7(d) and 13)	13,901,041	0.12	1.93
Expired	(23,316,250)	(0.50)	–

Balance, October 31, 2024	43,391,339	0.20	2.14

At October 31, 2024, the following equity-classified warrants were outstanding:

17

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

8.	Share Purchase Warrants (continued)

Number of Warrants	Exercise Price $	Expiry Date

840,000	0.10	March 14, 2025
3,064,000	0.10	August 30, 2025
6,386,298	0.60	December 2, 2025(1)
2,000,000	0.10	December 14, 2025
3,035,342	0.10	December 31, 2025
78,000	0.10	February 28, 2026
168,000	0.10	March 27, 2026
36,000	0.10	April 29, 2026
5,300,000	0.13	June 13, 2026
1,750,000	0.13	July 1, 2026
350,000	0.10	August 31, 2026
2,983,699	0.10	September 27, 2026
200,000	0.10	October 29, 2026
15,000,000	0.15	March 14, 2028
2,200,000	0.15	July 9, 2028
43,391,339

(1) Effective December 1, 2023, original expiry date of December 2, 2023 was amended to December 2, 2025.

The fair values of equity-classified warrants issued as brokers’ warrants (Notes 5(b), 5(c), 5(e), 7(g) and 7(j)) during the nine months ended October 31, 2024 and 2023 were estimated using the Black-Scholes option pricing model with the following assumptions:

	October 31, 2024	July 31, 2023
Dates of grants	February 29, March 28 and April 30, 2024	March 14 and August 31, 2023
Risk free interest rates	4.13% to 4.33%	3.72% and 4.64%
Volatilities	114% to 115%	114% and 112%
Market prices of common shares	$0.085 to $0.10	$0.085
Expected dividends	nil%	nil%
Expected lives	Two (2) years	Two (2) years
Exercise prices	$0.10	$0.10

The fair values of equity-classified warrants issued during the nine months ended October 31, 2024 and 2023 pursuant to the Company’s financings (Notes 7(c), 7(d), 7(g), 7(i) and 7(j)) and conversions of convertible debentures (Notes 5(a), 5(b), 5(c) and 5(e)) were estimated using the residual method.

18

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

9.	Compensation Options

The following table summarizes the continuity of compensation options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding and exercisable, January 31, 2023	2,486,803	0.42	1.23 / 2.23
Expired	(471,178)	(0.50)	–

Outstanding and exercisable, January 31, 2024	2,015,625	0.40	0.32
Expired	(2,015,625)	(0.40)	–

Outstanding and exercisable, October 31, 2024	–	–	–

10.	Long-term Incentive Plans

Effective October 1, 2019, the Company adopted a long-term incentive plan. Under this plan, the Company may grant share purchase options, restricted stock units (“RSU”), performance stock units (“PSU”) or deferred share units to its directors, officers, employees and consultants up to an amount as determined by the Company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. RSUs, PSUs and deferred share units are settled in common shares. The exercise price of the share purchase options will be determined by the Company and will be no less than market price on grant date.

Effective June 29, 2018, the Company’s subsidiary, MedMelior, adopted a stock option plan. Under this plan, MedMelior may grant options to its directors, officers, employees and consultants up to an amount as determined by MedMelior. The exercise price of the options will be determined by MedMelior.

(a)	Performance Stock Units

The following table summarizes the continuity of the Company’s PSUs:

Number of PSUs

Outstanding, October 31, 2024, January 31, 2024 and January 31, 2023	25,000

PSUs vested on March 31, 2021 and are settled by delivery of a notice of settlement by the PSU holder. At October 31, 2024, 25,000 PSUs were vested but not yet settled (January 31, 2024 – 25,000).

19

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

10.	Long-term Incentive Plans (continued)

(b)	Share Purchase Options

The following table summarizes the continuity of the Company’s share purchase options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Outstanding, January 31, 2023	6,270,000	0.38	1.93
Granted	6,045,000	0.07	3.00
Forfeited/expired	(2,100,000)	(0.60)	–
Outstanding, January 31, 2024	10,215,000	0.15	1.94
Granted (Note 13)	2,150,000	0.14	3.00
Outstanding, October 31, 2024	12,365,000	0.15	1.49

Additional information regarding share purchase options as of October 31, 2024, is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date	Vesting Terms

20,000	20,000	0.16	December 11, 2024	100% on grant date
2,100,000	2,100,000	0.17	February 28, 2025	33.33% every six months
180,000	180,000	1.80	May 5, 2025	25% every six months
50,000	50,000	2.40	May 10, 2025	16.66% every six months
20,000	20,000	1.80	May 21, 2025	16.66% every six months
1,800,000	1,800,000	0.16	January 12, 2026	25% every six months
5,595,000	4,196,250	0.075	May 1, 2026	25% every six months
200,000	150,000	0.07	June 19, 2026	25% every six months
250,000	250,000	0.07	July 31, 2026	40% on grant date; 20% every two months thereafter
2,150,000	2,150,000	0.14	October 7, 2027	100% on grant date
12,365,000	10,916,250

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

	October 31, 2024	October 31, 2023
Dates of grant or valuation	October 8 and 31, 2024	May 1 to October 31, 2023
Risk free interest rates	3.03% and 3.07%	3.48% to 4.63%
Volatilities	112% and 110%	109% to 144%
Market prices of common shares on valuation date	$0.145 and $0.12	$0.065 to $0.075
Expected dividends	nil%	Nil%
Expected lives	3 and 1.63 years	2.2 years to 3 years
Exercise prices	$0.14 and $0.075	$0.07 to $0.16

20

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

10.	Long-term Incentive Plans (continued)

Fair value of share purchase options at measurement date ranged from $0.08 to $0.10. For the three and nine months ended October 31, 2024, share-based payment expense related to share purchase options totaled $228,829 and $301,050, respectively, and have been recorded in the Company’s condensed consolidated interim statements of loss and other comprehensive loss (three and nine months ended October 31, 2023 - $112,327 and $382,555, respectively). $906 of share-based payment expense has yet to be recognized and will be recognized in future periods.

(c)	Share Purchase Options of MedMelior

The following table summarizes the continuity of MedMelior’s share purchase options:

	Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (Years)

Outstanding, January 31, 2024 and 2023	1,100,000	0.10	0.91 / 1.91
Granted (Note 13)	2,200,000	0.10	1.50
Outstanding, October 31, 2024	3,300,000	0.10	0.71

Additional information regarding share purchase options of MedMelior as of October 31, 2024 is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date	Vesting Terms

1,100,000	1,100,000	0.10	December 28, 2024	25% every six months
2,200,000	2,200,000	0.10	October 24, 2025	100% on April 25, 2024
3,300,000	3,300,000

The fair value of share-based payment expense was estimated on grant date during the nine months ended October 31, 2024 using the Black-Scholes option pricing model and the following assumptions:

•	Date of grant: April 25, 2024
•	Risk free interest rate: 4.44%
•	Volatility: 101%
•	Market price of common shares on grant date: $0.81
•	Expected dividends: nil%
•	Expected life: 1.5 years
•	Exercise price: $0.10

For the three and nine months ended October 31, 2024, share-based payments related to share purchase options totaled $nil and $1,575,919, respectively, and have been recorded in the Company’s condensed consolidated interim statements of loss and other comprehensive loss (three and nine months ended October 31, 2023 - $22,871 and $56,240, respectively).

21

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

11.	Non-controlling Interests

As at October 31, 2024, 9.14% of MedMelior’s ownership interest is held by NCI (January 31, 2024 – 6.45%).

During the nine months ended October 31, 2024, MedMelior issued 1,893,333 common shares pursuant to the settlement of $284,000 of outstanding compensation to officers (Note 13).  During the nine months ended October 31, 2023, MedMelior issued 442,667 common shares and 221,333 share purchase warrants to NCI for gross proceeds of $428,575, of which $72,190 was allocated to liability classified warrants (Note 8(b)).  Each share purchase warrant entitles the holder to purchase one common share of MedMelior at an exercise price of US$1.25 and expires on May 23, 2025.

During the three and nine months ended October 31, 2024, net income or loss allocated to NCI totaled $41,120 (income) and $70,208 (loss), respectively (three and nine months ended October 31, 2023 – net loss of $18,277 and $618,524, respectively) and net comprehensive income or loss allocated to NCI totaled $41,205 (income) and $70,005 (loss), respectively (three and nine months ended October 31, 2023 – net comprehensive loss of $18,341 and $618,892, respectively).  During the nine months ended October 31, 2024, MedMelior received $20,240 in subscription proceeds (nine months ended October 31, 2023 - $nil).

12.	Supplemental Cash Flow Disclosures

	October 31, 2024 $	October 31, 2023 $
Supplemental disclosures:
Interest paid	31,060	–
Non-cash investing and financing activities:
Common shares issued for settlement of debts	19,688	–
Common shares of MedMelior issued for settlement of amounts due to related parties	284,000	–
Brokers’ warrants granted as share issue costs	–	39,972
Brokers’ warrants granted as issue costs for convertible debentures	14,606	–
Common shares and share purchase warrants issued on conversion of convertible debentures and accrued interest	656,905	–
Capital contribution through forgiveness of debts	–	469,129

13.	Related Party Transactions

Key Management Compensation

Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company and includes the chief executive officer, chief operating officer and chief financial officer.  During the three and nine months ended October 31, 2024, compensation of key management and directors of the Company, consisting of salaries, director fees and share-based payments, totaled $439,196 and $2,303,548, respectively (three and nine months ended October 31, 2023 - $366,495 and $1,214,779, respectively), of which $184,051 and $1,538,347, respectively, were share-based payments related to share purchase options (three and nine months ended October 31, 2023 - $98,934 and $409,778, respectively).  During the nine months ended October 31, 2024:

22

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

13.	Related Party Transactions (continued)

•	1,700,000 purchase options were granted to directors and officers (nine months ended October 31, 2023 – 5,595,000)
•	No share purchase options for officers expired (nine months ended October 31, 2023 – 700,000).
•	MedMelior granted 1,800,000 share purchase options to the Company’s officers and directors (nine months ended October 31, 2023 – nil).

Other Related Party Transactions

At October 31, 2024, the Company owed $1,119,309 to key management and directors (January 31, 2024 - $1,295,199), of which $233,279 bear interest at 8% per annum (January 31, 2024 - $229,781), and accounts payable and accrued liabilities include $nil owed to a former director of MedMelior (January 31, 2024 - $535,880) (Note 14(d)).

Other related party transactions include:

•	In July 2024, outstanding compensation to the Company’s officers totaling $284,000 were settled through the issuance of 1,893,333 common shares of MedMelior (Note 11).
•	In July 2024, $125,000 and $100,000 of convertible debentures originally issued to the Company’s Chief Executive Officer in December 2023 and March 2024, respectively, were converted into a total of 2,250,000 common shares and 2,250,000 share purchase warrants (Notes 5(a) and 5(c)).
•	In June 2024, the Company issued 500,000 common shares and 500,000 share purchase warrants to its Chief Executive Officer for gross proceeds received of $50,000 pursuant to a non-brokered private placement (Note 7(c)).
•	In April 2024, $107,904 of accrued advisory fees to directors were forgiven.
•	In March 2024, the Company issued convertible debentures of $100,000 to its Chief Executive Officer (Note 5(c)).
•	In April 2023, $469,129 of amounts owing to officers in MedMelior were forgiven.
•	In March 2023, the Company issued 2,000,000 units to its Chief Executive Officer for gross proceeds received of $200,000 pursuant to a brokered private placement (Note 7(g)).
•	In August 2023, the Company issued 1,000,000 units to its Chief Executive Officer for gross proceeds received of $100,000 pursuant to a non-brokered private placement (Note 7(j)).
•	As at October 31, 2023, the Company received subscription proceeds of $100,000 from its Chief Executive Officer.

14.	Commitments and Contingencies

(a)

In November 2019, the Company’s former chief executive officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former chief executive officer was seeking payment of amounts totaling approximately $1 million, exercisability of his share purchase options until the original expiry dates, issuance of 600,000 share purchase options and an order that the Company not issue further common shares. In December 2023, this claim was settled for $120,000, which was paid in 12 equal monthly instalments from January 1, 2024 to December 1, 2024.

23

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

14.	Commitments and Contingencies (continued)

(b)

In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court (Civil Division) of Quebec and a judgement for a safeguard order was obtained by Olymbec against Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec (the “Lease”), ordering Pivot and the Company to jointly pay the full amount of the Lease on the first day of each month. In May 2021, a judgement for a safeguard order was issued ordering Pivot and the Company to provide post-dated cheques for monthly lease payments for the months of June through November 2021. In June 2021, a judgement granted Pivot and the Company until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021, which were completed. On October 25, 2023, due to non-payment of rent by Pivot, Olymbec terminated the Lease. An order for Pivot’s bankruptcy (“Pivot Bankruptcy”) was granted on December 11, 2023 by the Superior Court (Commercial Division) of Quebec. On December 16, 2024, the Superior Court (Civil Division) of Quebec issued a judgment ordering the Company to pay Olymbec $367,428.20, representing lease unpaid by Pivot and administrative charges, plus $15,000 as punitive damages (Note 14(c)).

(c)

The Company is a guarantor on the Lease (Note 14(b)), which was assigned together with the sale of Pivot in October 2020 pursuant to which the Company has recorded a financial guarantee liability of $382,428 (January 31, 2024 - $1,141,262).

The following table summarizes the continuity of financial guarantee liability:

Financial Guarantee Liability $
Balance, January 31, 2023	1,107,212
Change in carrying value	34,050
Balance, January 31, 2024	1,141,262
Change in carrying value	(758,834)
Balance, October 31, 2024	382,428

Current, October 31, 2024	382,428
Non-current, October 31, 2024	–
Balance, October 31, 2024	382,429

24

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

14.	Commitments and Contingencies (continued)

(d)

The Company and MedMelior were named as defendants in a lawsuit before the Supreme Court of the State of New York, New York County (“State Court”) by a former director of MedMelior, who served as director prior to MedMelior’s amalgamation with the Company. This former director filed a verified complaint on January 20, 2022, seeking compensatory and punitive damages in amounts believed by the Company to be in excess of US$2 million and US$10 million, respectively. During March 2022, the Company filed a motion to dismiss the complaint on the basis of inconvenient forum and for lack of jurisdiction. On December 1, 2022, following oral argument on the motion, the State Court dismissed the complaint in its entirety. On April 29, 2022, in response to the Company’s then-pending motion to dismiss, the former director filed a separate, parallel action, naming the Company and MedMelior before the United States District Court for the Southern District of New York (“Federal Court”), asserting substantially the same claims as in the State Court action. On March 3, 2023, the Company filed a motion to dismiss the claims filed in the Federal Court on the basis of inconvenient forum and for lack of jurisdiction. On November 27, 2023, the Federal Court dismissed the claims in their entirety, following which the former director noticed a federal appeal. In November 2024, the former director allowed the time to perfect the federal appeal to lapse. With dismissals by both the State and Federal Courts and the lapse in appeal, the former director’s claims are concluded without any payment or penalties against the Company and MedMelior. During the three and nine months ended October 31, 2024, the Company recorded $556,640 and $556,640, respectively, as a gain from legal claim in the condensed consolidated interim statements of loss and other comprehensive loss (three and nine months ended October 31, 2023 - $nil and $nil, respectively).

(e)	In January 2022, a statement of claim was filed against the Company by a third party for breach of a marketing contract. In March 2023, this claim was settled for $30,000.

(f)

At October 31, 2024, certain of the Company’s research and development programs, with a total contracted amount of $2.23 million, were in progress of which the Company has paid $1.75 million and a further $0.48 million remains to be paid in future periods.

15.	Operating Segment

The Company operates in one industry segment, development of patented pharmaceuticals within one geographical area. All of the Company’s long-lived assets are located in Canada.

16.	Fair Value Measurements

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

Financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy.  The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,

•	Level 3: unobservable inputs for the assets or liabilities.

25

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

16.	Fair Value Measurements (continued)

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

The carrying values of amounts receivable excluding tax receivables, due to related parties, amounts payable and accrued liabilities and current portion of convertible debentures approximate the fair values due to the short-term nature of these items. The fair values of the non-current portion of convertible debentures and loans payable are partially derived from market interest rates. The risk of material change in fair value is not considered to be significant due to a relatively short-term nature. The Company does not use derivative financial instruments to manage this risk.

The following is an analysis of the Company’s financial assets and liabilities at fair value as at October 31 and January 31, 2024:

	As at October 31, 2024
	Level 1 $	Level 2 $	Level 3 $

Cash	18,673	–	–
Financial guarantee liability	–	–	382,429
Warrant liabilities	–	–	256,921

	As at January 31, 2024
	Level 1 $	Level 2 $	Level 3 $

Cash	37,384	–	–
Financial guarantee liability	–	–	1,141,262
Warrant liabilities	–	–	279,500

There were no transfers between level 1, 2 and 3 inputs during the year.

17.	Management of Financial Risk

The Company’s financial instruments are exposed to certain risks as summarized below:

(a)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash is held through reputable financial institutions in Canada and Australia.  The carrying amounts of cash represent the maximum exposure to credit risk.  As at October 31, 2024, this amounted to $18,673.

(b)	Interest rate risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

26

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

17.	Management of Financial Risk (continued)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages liquidity risk through the management of its capital structure (Note 18).  Accounts payable and accrued liabilities, due to related parties, current portion of financial guarantee liability and current portion of convertible debentures are due within the current operating period.

The table below summarizes the maturity profile of the Company’s financial liabilities at October 31, 2024 based on contractual undiscounted payments:

	0 – 12 Months $	Over 12 Months $
Accounts payable and accrued liabilities	4,301,209	–
Due to related parties	1,119,309	–
Financial guarantee liability	382,429	–
Convertible debentures	47,847	714,755
Loans payable	–	94,133
Warrant liabilities	20,227	236,694

(d)	Currency risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities.  A 5% change in exchange rates will increase or decrease the Company’s loss by approximately $158,000.  The Company does not invest in derivatives to mitigate these risks.

18.	Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and commercialization of patented pharmaceuticals, and to maintain a flexible capital structure.  The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its assets.  To maintain or adjust its capital structure, the Company may issue new common shares or debentures, acquire or dispose of assets or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  In order to maximize ongoing development efforts, the Company does not pay out dividends. There are no external restrictions on the Company’s capital.

27

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended October 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

19.	Events After the Reporting Period

(a)

In December 2024, the Company granted 6,000,000 PSUs to officers, directors, consultants and an employee. These PSUs vest as follows: On the date that the Company’s volume weighted average share price for five consecutive days is $0.30 – 33.33%, $0.50 – 33.33% and $1.00 – 33.34%.

(b)

In December 2024, the Company issued 100,000 common shares and 100,000 share purchase warrants pursuant to the conversion of principal amounts on convertible debentures totaling $10,000. Share purchase warrants are exercisable into common shares, on a one-for-one basis, at an exercise price of $0.10 per warrant and expire on October 29, 2026.

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